Contact

www.linkedin.com/in/karina-cruzlehardy (LinkedIn)
www.kgutierrezux.com/ (Portfolio)

Top Skills

User Experience (UX)

InVision

Figma (Software)

Karina Cruz Le Hardy

Co-Founder & Director of Product | Anthropologist | Connecting humans through design

Greater New Orleans Region

Summary

I am a UX/UI designer who brings a unique blend of adaptability, empathy, and human-centered insight to every project. My journey began as an anthropologist, where I studied diverse cultures and human behaviors, gaining a deep understanding of what drives people and how they interact with the world around them.

My career took me to the entertainment industry, where I helped manage a company and learned the importance of connecting with people from all walks of life. It was here that I discovered my passion for UX design while creating our company's website—a challenging but deeply rewarding experience that sparked my desire to connect humans through intuitive, thoughtful design.

I draw on my background in anthropology and customer service to design experiences that resonate with users, bridging empathy and functionality. I'm excited to connect and collaborate with like-minded professionals who value the power of human-centered design!

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Experience

Viva Equity Fund
3 years 5 months

Director of Product
February 2023 - Present (2 years 2 months)
United States

Co-Founder
February 2022 - Present (3 years 2 months)

Product Manager
February 2022 - February 2023 (1 year 1 month)
United States

Lead UX/UI Designer

November 2021 - February 2022 (4 months)
United States

Overview/manage product development.

Demo prototype to potential investors.

Design phase 1 of Viva products.

All About Entertainment INC.
Special Event Manager
January 2020 - September 2020 (9 months)

Modified the company website using Wix resulting in an improved user
experience and increased customer satisfaction

Communicated between guests and contracted entertainers to inform and
resolve any complex issues

Almod Diamonds Ltd
Customer Service Receptionist
March 2019 - January 2020 (11 months)
Miami, Florida, United States

Supported clients in resolving inquiries and conflicts, with a track of building
sustainable relationships

Influenced a positive work environment

Mentored staff in customer service best practices

Collaborated between guests and customer service representatives to resolve
all issues

Education

BrainStation
UX Design · (May 2021 - July 2021)

Florida Atlantic University
Bachelor of Arts - BA, Anthropology · (2016 - 2020)

Miami Dade College
Associate of Arts - AA, Anthropology · (2013 - 2015)